

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2022

Bernard Rowe
Managing Director and Chief Executive Officer
ioneer Ltd
Suite 5.03, Level 5, 140 Arthur Street
North Sydney, NSW 2060
Australia

  Re: ioneer Ltd
   Amendment No. 1 to Draft Registration Statement on Form 20FR12B
   Submitted April 28, 2022
   CIK No. 0001896084

Dear Mr. Rowe:

  We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form 20-F

Capitalization and Indebtedness, page 8

1. We note your revised capitalization table presents your entire balance sheet as of December 31, 2021. Please note that capitalization typically includes the total amount of a entity's cash, outstanding securities, including short-term debt, long-term debt and equity. Please revise your calculation and presentation of capitalization accordingly.

Risk Factors
Business Risks
Government regulations relating to mineral rights tenure, permission to disturb areas and the right to operate, page 13

2.   We note your response to prior comment 4 and that you disclose on page 14 that "FWS has also stated that the designation of critical habitat is prudent but not determinable at this time and it intends to propose designated critical habitat subsequently." We also note you disclose on page F-40 that the FWS announced on February 2, 2022 that it had proposed critical habitat to accompany its proposal to list Tiehm's buckwheat as an endangered species under the Endangered Species Act. Please update your disclosure accordingly.

Risks Related to an Investment in the ADS
ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement..., page 17

3.   We note your revised disclosure in response to prior comment 3. Please expand your disclosure here and on page 80 to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Operating and Financial Review and Prospects, page 38

4.   Your discussion of the Company's financial condition and results of operations shall cover the historical periods of the financial statements. Please add a discussion of your financial condition and results of operations as of and for the six months ended December 31, 2021. Refer to Item 5. Operating and Financial Review and Prospects of Form 20-F.

Exhibits

5.   We note your response to prior comment 12. However, we also note that you disclose that you are the operator and 100% owner of the Rhyolite Ridge Lithium-Boron Project and that you acquired your initial interest in the Rhyolite Ridge Project under a Mining Lease and Option to Purchase Agreement with Boundary Peak Minerals dated June 3, 2016, you have made four progress payments under the agreement and the final payment will fall due following your decision to mine the property. In addition, we note you disclose that you anticipate committing approximately 70 to 80% of your expected lithium carbonate production under the EcoPro offtake agreement and 100% of your first year boric acid production and more than 85% of your boric acid production in years two and three under the Distribution and Sale Agreements with Kintamani Resources Pte Limited and Boron Bazar Limited. Please file these agreements as exhibits to your registration statement or further clarify why you believe they are ordinary course and you are not substantially dependent on these agreements.

You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 942-3718 with any questions regarding engineering comments. Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: David Sterngold